EXHIBIT 3.1

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:00 AM 06/19/2009
FILED 10:00 AM 06/19/2009
SRV 090631308 - 4445060 FILE

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION

OF

MESQUITE MINING, INC

(Under Section 242 of the Delaware General Corporation Law)

Mesquite Mining, Inc, a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

1. The Board of Directors of the Corporation, by unanimous written consent dated as of June 18 2009, pursuant to Section 141(f) of the Delaware General Corporation Law, duly adopted resolutions setting forth proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and proposing that said amendment be considered by the stockholders of the Corporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Board of Directors deems it advisable and in the best interests of the Corporation to amend Article FIRST of the Corporation's Certificate of Incorporation, subject to the approval of the stockholders of the Corporation, so that, as amended, said Article shall be and read as follows:

FIRST: The name of the corporation is "Mesa Energy Holdings, Inc."

; and be it further

RESOLVED, that the Board of Directors deems that it is advisable and in the best interests of the Corporation to amend Article FOURTH of the Corporation's Certificate of Incorporation, subject to the approval of the stockholders of the Corporation so that, as amended, said Article shall be and read as follows:

> FOURTH: The Corporation is authorized to issue two classes of stock to be designated, respectively, Common Stock, par value $0.0001 par value per share ("Common Stock") and Preferred Stock, par value $0.0001 per share ("Preferred Stock"). The total number of shares of Common Stock that the Corporation shall authority to issue is three hundred million (300,000,000). The total number of Preferred Stock that the Corporation shall have the authority to issue is ten million (10,000,000). Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be determined by the Board of Directors of the Corporation or any committee

thereof established by resolution of the Board of Directors pursuant to the Bylaws prior the issuance of any shares thereof; each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series as Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware

2. The stockholders of the Corporation duly approved and adopted such amendment by written consent, in lieu of a meeting, of the holders of a majority of the shares of outstanding stock of the Corporation, in accordance with Section 228 of the Delaware General Corporation Law.

3. The amendments to the Certificate of Incorporation of the Corporation set forth in this Certificate of Amendment have been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed this 18 day of June, 2009.

By: ____________________
Name: Beverly Frederick
Title: Chief Executive Officer